Exhibit 12(a)

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS (1)

(Millions of Dollars)

	Year ended December 31
	2012	2011	2010	2009	2008

FIXED CHARGES
Interest expense	$59.2	$64.0	$90.5	$126.2	$160.1
Portion of rentals deemed interest	1.2	1.5	1.7	1.7	1.7

TOTAL FIXED CHARGES	$60.4	$65.5	$92.2	$127.9	$161.8

EARNINGS
Income before income taxes	$133.6	$112.4	$63.2	$44.8	$71.6
Fixed charges	60.4	65.5	92.2	127.9	161.8

EARNINGS AS DEFINED	$194.0	$177.9	$155.4	$172.7	$233.4

RATIO OF EARNINGS TO FIXED CHARGES	3.21x	2.72x	1.69x	1.35x	1.44x

(1)	The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements, but differs from the method called for in the Support Agreement between the Company and PACCAR as shown in Exhibit 12(b).